Exhibit 3.34

________________________________________

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

BRANDYWINE GRANDE B, L.P.

A Delaware Limited Partnership

________________________________________

          THIS THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Brandywine Grande B, L.P. (the “Partnership”) is made and entered into as of this 17th day of June, 2004 by and between Brandywine Grande B, LLC, a Delaware limited liability company, as the general partner (the “General Partner”), and Brandywine Operating Partnership, L.P., a Delaware limited partnership, as the limited partner (the “Limited Partner”), and amends and restates in its entirety the Second Amended and Restated Agreement of Limited Partnership dated as of the 29th day of September, 2003 (the “Second Amendment”) by and between the Limited Partner and Brandywine Realty Trust, a Maryland real estate investment trust, as the general partner, which in turn amended and restated in its entirety the Amended and Restated Agreement of Limited Partnership of the Partnership dated as of the 21st day of February, 2001 (the “First Amendment”), by and between Brandywine Operating Partnership, L.P., as the limited partner, and Brandywine Grande B Corp., a Delaware corporation (“Grande B Corp.”), as the general partner. The First Amendment in turn amended and restated in its entirety the Agreement of Limited Partnership dated as of September 25, 1998 (the “Original Agreement”) of the Partnership. Capitalized terms are defined below. As of the date hereof, Brandywine Realty Trust has transferred and assigned its entire interest in the Partnership to the General Partner and has withdrawn from the Partnership.

          NOW, THEREFORE, in consideration of the mutual promises and agreements herein made and intending to be legally bound, the Partners hereby agree that the Second Amendment is hereby amended and restated in its entirety to read as follows:

ARTICLE 1 GENERAL PROVISIONS

1.1. Formation. The Partners hereby agree to continue the Partnership as a limited partnership pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement. The General Partner shall file or cause to be filed the Certificate with the Office of the Secretary of State of the State of Delaware in accordance with the provisions of the Act and shall do or cause to be done all such other filings, recordings or other acts, including amendments to the Certificate, as may be necessary or appropriate to comply with the laws of formation and operation of a limited partnership in the State of Delaware and any other jurisdiction in which the Partnership may conduct business.

1.2. Name. The name of the Partnership is BRANDYWINE GRANDE B, L.P. or such other name as the Partners from time to time may unanimously select.

1.3. Place of Business. The principal place of business of the Partnership shall be at 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, or such other place as the General Partner may from time to time designate. The Partnership may maintain such other offices at such other places as the General Partner deems advisable.

1.4. Purpose. The nature of the business or purpose to be conducted or promoted by the Partnership is to engage exclusively in the following business and financial activities, all in accordance with the terms of this Agreement:

(a) to acquire, hold, own, finance, refinance, develop, construct, improve, maintain, operate, sell, lease, transfer, encumber, convey, exchange, and otherwise dispose of or deal with real property (the “Real Property”); and

(b) to engage in any other lawful activities, including those that are incidental, necessary or appropriate to the foregoing.

The Partnership shall have all powers necessary or desirable to effectuate the foregoing.

1.5. Term. The Partnership shall commence upon the filing of the Certificate and shall continue until the Partnership is terminated in accordance with the terms of this Agreement.

ARTICLE 2 CAPITAL MATTERS

2.1. Capital Contributions.

(a) Grande B Corp., as a former general partner in the Partnership, contributed to the capital of the Partnership cash in an aggregate amount equal to $10,000.00 (and the General Partner has made no additional contributions to the capital of the Partnership) and the Limited Partner has contributed to the capital of the Partnership its right to receive all of the interests in and to the Real Property. The Percentage Interest of the General Partner shall be one percent (1%) and the Percentage Interest of the Limited Partner shall be ninety-nine percent (99%).

(b) Except as specifically required under subsection 2.1(a) hereof, no Partner shall be obligated or required to make any additional capital contributions or advance any funds to the Partnership unless all of the Partners unanimously agree to do so and unanimously agree as to the amount to be so contributed.

2.2. Maintenance of Capital Accounts.

(a) The Partnership shall maintain a separate Capital Account for each Partner in accordance with Treasury Regulations promulgated under Section 704(b) of the Code, and each Partner’s Capital Account shall be as follows:

(i) Each Partner’s Capital Account shall be credited with the value of such Partner’s initial capital contribution set forth in subsection 2.1(a) hereof.

(ii) Each Partner’s Capital Account shall be (1) increased by (a) the amount of money contributed by such Partner to the capital of the Partnership, (b) the Gross Asset Value of any property contributed by such Partner to the capital of the Partnership (net of liabilities secured by such contributed property) and (c) the amount of Profits and other items of Partnership income or gain allocated to such Partner under this Agreement, and (2) decreased by (a) the amount of money distributed to such Partner by the Partnership pursuant to this Agreement, (b) the Gross Asset Value of property distributed to such Partner by the

Partnership (net of liabilities secured by such distributed property) and (c) the amount of Losses and other items of Partnership deduction, loss or expense allocated to such Partner under this Agreement.

(b) It is intended that the Capital Accounts shall be determined and maintained throughout the full term of the Partnership in accordance with the capital accounting rules set forth in Treasury Regulation Section 1.704-1(b)(2)(iv), and that all provisions in this Agreement shall be interpreted and applied in a manner consistent therewith. In the event that the Partners determine that it is prudent to modify the manner in which the Capital Accounts, or any credits or charges thereto, are computed or maintained in order to comply with such Treasury Regulations, the Partners, upon agreement, shall make such modifications to the extent necessary to comply with such Treasury Regulations.

2.3. Allocations of Profits. After giving effect to the special allocations set forth in Section 2.5 hereof, Profits for any Fiscal Year shall be allocated to the Partners in the following order and priority:

(a) First, to the Partners until the cumulative Profits allocated pursuant to this subsection (a) are equal to the cumulative Losses allocated to the Partners pursuant to Section 2.4 hereof for all prior periods (without duplication) in reverse order to which the prior Losses were allocated.

(b) Second, one hundred percent (100%) to the Limited Partner until the Limited Partner has been allocated an amount equal to the excess, if any, of (1) the cumulative distributions made to the Limited Partner pursuant to subsections 2.8(a), 2.9(a) and 7.3(d) hereof in respect of the Limited Partner Preferred Return on Initial Capital from the date hereof to the end of the Fiscal Year, over (2) the cumulative amounts allocated to the Limited Partner pursuant to this subsection (b) for all prior Fiscal Years.

(c) Third, one hundred percent (100%) to the General Partner until the General Partner has been allocated an amount equal to the excess, if any, of (1) the cumulative distributions made to the General Partner pursuant to subsections 2.8(b), 2.9(b) and 7.3(d) hereof in respect of the General Partner Preferred Return on Initial Capital from the date hereof to the end of the Fiscal Year, over (2) the cumulative amounts allocated to the General Partner pursuant to this subsection (c) for all prior Fiscal Years.

(d) Thereafter, to the Partners in accordance with their Percentage Interests.

2.4. Allocation of Losses. After giving effect to the special allocations set forth in Section 2.5 hereof, Losses for any Fiscal Year shall be allocated to the Partners in the following order and priority:

(a) First, to the extent any Profits have been allocated pursuant to Section 2.3 hereof, Losses shall be allocated first to offset any Profits allocated pursuant to subsection 2.3(d) hereof, then to offset Profits allocated pursuant to subsection 2.3(c) hereof, and, then to offset Profits allocated pursuant to subection 2.3(b) hereof, in each case in an amount up to the amount of any Profits previously allocated under the respective subsection. To the extent Profits are offset pursuant to this subsection (a), such allocations shall be disregarded for purposes of computing subsequent allocations pursuant to this subsection (a).

(b) Next, to the Partners in accordance with their Percentage Interests.

(c) Notwithstanding subsections 2.4(a) and 2.4(b) hereof, no amount of Loss shall be allocated to a Partner to the extent that such allocation would cause or increase a deficit balance in such Partner’s Capital Account, as adjusted. Rather, such amount of Loss shall be allocated to the Partner with positive Capital Account, provided, however, that if no Partner has a positive Capital Account at the time of such allocation, Losses shall be allocated to the Partners in accordance with subsection 2.4(b) hereof, provided further, that to the extent that Losses have been allocated to a Partner pursuant to this subsection (c), then, notwithstanding Section 2.3 hereof, subsequent Profits shall be allocated to that Partner under this subsection (c) until the aggregate Profits allocated to such Partner hereunder shall be equal to the aggregate Losses allocated under this subsection (c) for all prior periods.

2.5. Special Allocations. Notwithstanding anything in this Agreement to the contrary, the following special allocations shall be made as follows:

(a) All Nonrecourse Deductions for each Fiscal Year shall be allocated to the Partners in proportion to their respective Percentage Interests. For purposes of Treasury Regulation Section 1.752-3, all excess nonrecourse liabilities of the Partnership will be allocated between the Partners in proportion to their respective Percentage Interests.

(b) Any items of income, loss, gain or deduction that are attributable to Partner Nonrecourse Debt shall be allocated to those Partners who bear the economic risk of loss for such debt in accordance with Treasury Regulation §1.704-2(i).

(c) If there is a net decrease in Minimum Gain for a taxable year of the Partnership, then, unless and except to the extent that the exceptions provided in Treasury Regulations §1.704-2(f)(2) through (5) are applicable, before any other allocation is made for such taxable year, each Partner shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to the portion of such Partner’s share of the net decrease in Minimum Gain, as such share is determined in accordance with Treasury Regulations §1.704-2(g)(2). This subsection (c) is intended to qualify as a “minimum gain chargeback” under Treasury Regulation §1.704-2(f)(1) and shall be interpreted in a manner consistent therewith.

(d) To the extent that any Partner unexpectedly receives any adjustment, allocation, or distribution described in subparagraphs (4), (5), or (6) of Treasury Regulation §1.704-1(b)(2)(ii)(d), which adjustment, allocation or distribution creates or increases a deficit in that Partner’s Capital Account, then, items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate the deficit balance in its Capital Account created by such adjustment, allocation, or distribution as quickly as possible. Any special allocations of items of income or gain pursuant to this provision shall be taken into account in computing subsequent allocations of Profits so that the net amount of any items so allocated and the Profits, Losses and all other items allocated to each Partner shall, to the extent possible, be equal to the net amount that would have been allocated to each such Partner pursuant to the other provisions of this Agreement if such unexpected adjustments, allocations or distributions had not occurred. The foregoing is intended to qualify as a “qualified income offset” within the meaning of Treasury Regulation §1.704-1(b)(2)(ii)(d) and shall be applied in a manner consistent with that Treasury Regulation.

2.6. Curative Allocations. The allocations set forth in subsection 2.4(c) and Section 2.5 hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulation Section 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article 2 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of Partnership income, gain, loss, deduction or credit among the Partners so that, to the extent possible, the net amount of such allocations or other items of income, gain, loss, deduction or credit and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each such Partner if the Regulatory Allocations had not occurred.

2.7. Allocations for Tax Purposes. In the event the book value of any Partnership asset differs from its adjusted tax basis (upon contribution, revaluation or otherwise), all income, gain, loss and deduction with respect to such asset shall be allocated to the Partners in a manner that takes into account the variation between such book value and adjusted tax basis for such property for federal income tax purposes, pursuant to section 704(c) of the Code or pursuant to the principles thereof using any reasonable allocation method (including curative allocations) as may be determined by the Partners or, if the Partners so elect, the Partnership’s accountants. Allocations made under this Section 2.7 are made solely for federal, state or local income tax purposes and shall not affect, or in any way be taken into account in computing, any Partner’s Capital Account or share of Profits, Losses, or other items or distributions pursuant to any provision of this Agreement.

2.8. Distribution of Net Cash From Operations. Except as otherwise provided in Section 7.3 hereof (relating to liquidating distributions), Net Cash From Operations shall be distributed not later than thirty (30) days after the end of each fiscal quarter of each Fiscal Year in the following order and priority:

(a) First, one hundred percent (100%) to the Limited Partner until: the Limited Partner has been distributed an amount equal to the excess, if any, of (1) the Limited Partner Preferred Return on Initial Capital from the date hereof to the end of such fiscal quarter over (2) the sum of all prior distributions to the Limited Partner in respect of the Limited Partner Preferred Return on Initial Capital pursuant to this subsection (a) and subsection 2.9(a) hereof.

(b) Second, one hundred percent (100%) to the General Partner until: the General Partner has been distributed an amount equal to the excess, if any, of (1) the General Partner Preferred Return on Initial Capital from the date hereof to the end of such fiscal quarter over (2) the sum of all prior distributions to the General Partner in respect of the General Partner Preferred Return on Initial Capital pursuant to this subsection (b) and subsection 2.9(b) hereof.

(c) Thereafter, to the Partners in accordance with their Percentage Interests.

2.9. Distribution of Net Cash From Sales or Refinancings. Except as otherwise provided in Section 7.3 hereof (relating to liquidating distributions), Net Cash From Sales or Refinancings, if any, realized or available to the Partnership shall be distributed as soon as practicable, as determined by the Partners, in the following order and priority:

(a) First, one hundred percent (100%) to the Limited Partner, until the Limited Partner has received an amount equal to the excess, if any, of (1) the Limited Partner Preferred Return on Initial Capital from the date hereof to the date on which the event giving rise to such Net Cash From Sales or Refinancings occurred over (2) the sum of all prior distributions to the Limited Partner in respect of the Limited Partner Preferred Return on Initial Capital pursuant to this subsection (a) and subsection 2.8(a) hereof.

(b) Second, one hundred percent (100%) to the General Partner, until the General Partner has received an amount equal to the excess, if any, of (1) the General Partner Preferred Return on Initial Capital from the date hereof to the date on which the event giving rise to such Net Cash From Sales or Refinancings occurred over (2) the sum of all prior distributions to the General Partner in respect of the General Partner Preferred Return on Initial Capital pursuant to this subsection (b) and subsection 2.8(b) hereof.

(c) Third, one hundred percent (100%) to the Limited Partner, until the Limited Partner has received an amount equal to the Limited Partner Unreturned Initial Capital.

(d) Fourth, one hundred percent (100%) to the General Partner, until the General Partner has received an amount equal to the General Partner Unreturned Initial Capital.

(e) Thereafter, to the Partners in accordance with their Percentage Interests.

2.10. Authority to Withhold. Upon the written advice of the Partnership’s legal tax counsel, the Partnership shall be entitled to collect, withhold and make payments on behalf of or with respect to any Partner’s allocable share of Partnership income or gain, in amounts required to discharge any obligation of the Partnership to withhold or make payments to any governmental authority with respect to any federal, state, and local tax liability of such Partner arising as a result of such Partner’s Interest in the Partnership. Any amount withheld pursuant to the foregoing sentence shall be treated for all purposes of this Agreement as having been paid or distributed to such Partner and shall reduce, on a dollar for dollar basis, amounts otherwise payable of distributable to such Partner under this Agreement. Each Partner hereby agrees to indemnify and hold harmless the Partnership for, from and against any liability with respect to amounts paid or withheld under this Section 2.10 on behalf of or with respect to such Partner.

ARTICLE 3 MANAGEMENT

3.1. Management and Control. Subject to Article 5 hereof, the General Partner shall manage and control the business and affairs of the Partnership and shall have all of the rights and powers which may be possessed by a general partner under the Act. Except as otherwise provided in the Act and without limiting Article 5 hereof, the General Partner shall make all decisions with respect to the business and affairs of the Partnership, and the Limited Partner shall have no right to participate in the management of the Partnership.

ARTICLE 4 TRANSFERS OF PARTNER INTERESTS

4.1. Restriction. A Partner shall not, without the consent of the other Partner, make any Transfer of all or any portion of its Interest.

4.2. Transfer in Violation of Agreement. Any purported Transfer of an Interest which is not made in compliance with this Agreement shall be null and void ab initio and of no force or effect whatsoever.

ARTICLE 5 CONSENT OF GENERAL PARTNER REQUIRED

(a) The Partnership shall not, without the consent of the General Partner, do any of the following:

(i) institute proceedings to be adjudicated bankrupt or insolvent,

(ii) consent to the institution of bankruptcy or insolvency proceedings against it,

(iii) file a petition seeking or consenting to reorganization or relief under any applicable federal or state law relating to bankruptcy,

(iv) consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, conservator, custodian (or similar official) of the Partnership or a substantial part of the property of the Partnership,

(v) make any assignment for the benefit of creditors,

(vi) admit in writing its inability to pay its debts generally as they become due,

(vii) otherwise seek relief under any laws relating to the relief from debts or the protection of debtors generally, or

(viii) take any action in furtherance of the foregoing.

(b) dissolve or liquidate, in whole or in part, or consolidate, merge, or sell, convey, or otherwise transfer all or substantially all of the assets of the Partnership;

(c) engage in any business activity other than as contemplated by Section 1.4 hereof; or

(d) amend this Agreement.

ARTICLE 6 FINANCIAL MATTERS

6.1. Records. The Partnership shall maintain at its principal place of business: (a) true and full information regarding the status of the business and financial affairs of the Partnership; (b) a current list of the name and last known address of each of its Partners; (c) a copy of this Agreement and the Certificate and all amendments thereto; (d) the accounting books and records and minutes of proceedings of the Partners; and (e) any other information regarding the affairs of the Partnership as the General Partner determines is just and reasonable.

6.2. Fiscal Year. Unless otherwise designated by the Partners, the fiscal year of the Partnership shall end on December 31.

6.3. Partnership Funds. Pending application or distribution, the funds of the Partnership shall be deposited in such bank accounts, or invested in such interest-bearing or non-interest-bearing investments, including without limitation, federally insured checking and savings accounts, certificates of deposit and time or demand-deposits in U.S. government agencies or government backed securities or such other investments as the General Partner deems appropriate and consistent with the maintenance of Brandywine Realty Trust’s qualification as a real estate investment trust under the Code.

6.4. Tax Returns. The General Partner shall cause all tax returns for the Partnership to be prepared and timely filed with the appropriate authorities and shall deliver or cause to be delivered to each Partner such information as is necessary for such Partner to prepare such Partner’s federal, state and local tax returns.

6.5. Tax Matters Partner. The General Partner shall be the initial Tax Matters Partner and shall represent the Partnership and the Partners before taxing authorities or courts of competent jurisdiction in tax matters affecting the Partnership and the Partners in their capacity as Partners.

ARTICLE 7 DISSOLUTION

7.1. Dissolution. The Partnership shall be dissolved upon the earliest to occur of the following:

(a) the unanimous written consent of the Partners;

(b) an event of withdrawal of a General Partner under the Act;

(c) cancellation of the Certificate pursuant to and in accordance with §17-203 of the Act; and

(d) entry of a decree of judicial dissolution under §17-802 of the Act; provided, however, that notwithstanding the foregoing, to the extent permitted by applicable law, the Partnership shall not dissolve or otherwise terminate except as a result of the bankruptcy of the General Partner, and the Partnership shall continue (and not dissolve) for so long as a single solvent General Partner exists.

7.2. Liquidation. Upon dissolution of the Partnership, the Partnership shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The General Partner or in the event that there is no General Partner, such Person or Persons as is designated by the Partners (the General Partner or such Person or Persons being hereinafter referred to as the “Liquidator”) shall be responsible for overseeing the winding up and dissolution of the Partnership and shall cause distributions to be made in accordance with Section 7.3.

7.3. Distributions Upon Liquidation. Upon dissolution of the Partnership, the Liquidator shall proceed to wind up the business and affairs of the Partnership and shall distribute the assets of the Partnership in the following order and priority:

(a) First, to payment of the debts and liabilities of the Partnership (other than those to Partners) in the order of priority provided by law, provided that the Partnership shall first pay, to the extent permitted by law, liabilities with respect to which any Partner is or may be personally liable.

(b) Second, to payment of the expenses of liquidation of the Partnership in the order of priority provided by law, provided that the Partnership shall first pay, to the extent permitted by law, liabilities or debts owed to Partners.

(c) Third, to the setting up of such reserves as the Partners may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with the Partnership business.

(d) The balance of the proceeds, if any, to be distributed on or before the later of (i) the end of the taxable year during which such liquidation occurs or (ii) ninety (90) days after the date of such liquidation, in accordance with and in the order set forth in Section 2.9 hereof.

7.4. Reasonable Time for Winding Up. A reasonable amount of time shall be allowed for the orderly winding up of the business and affairs of the Partnership in light of prevailing market conditions and so as to avoid undue loss in connection with any sale of Partnership assets. This Agreement shall remain in full force and effect during the period of winding up.

7.5. Certificate of Cancellation. Following the completion of the winding up of the affairs of the Partnership and the distribution of its assets, the Liquidator shall file all necessary certificates of cancellation required under the Act.

ARTICLE 8 DEFINITIONS AND RULES OF CONSTRUCTION

8.1. Definitions. The following terms, as used herein, shall have the following respective meanings:

          “Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. §17-101 et. seq. as amended from time to time.

          “Affiliate” means any person or entity other than the Partnership that (i) owns beneficially, directly or indirectly, any outstanding shares of the General Partner’s stock or any partnership interest in the Partnership, or (ii) controls or is under common control with the General Partner or the Partnership. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management, policies or activities of a person or entity, whether through ownership of voting securities, by contract or otherwise.

          “Agreement” means this Agreement of Limited Partnership, as amended or restated from time to time.

          “Capital Account” shall mean the accounting record of each Partner’s capital interest in the Partnership maintained pursuant to and in accordance with Section 2.2 hereof.

          “Certificate” means the Certificate of Limited Partnership, as amended or restated from time to time, filed with the Office of the Secretary of State of the State of Delaware in accordance with the Act.

          “Code” means the Internal Revenue Code of 1986, as amended or any successor statute thereto.

          “Depreciation” shall mean, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other period bears to such beginning adjusted tax basis. In the event that the federal income tax depreciation, amortization, or other cost recovery deduction is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method.

          “Fiscal Year” means the twelve month period ending December 31 of each year, unless otherwise provided pursuant to Section 6.2 hereof.

          “General Partner Initial Capital” shall mean the capital contribution made by Grande B Corp. as the prior owner of the general partner interest in the Partnership and as reflected in subsection 2.1(a) hereof.

          “General Partner Preferred Return on Initial Capital” shall mean the cumulative right given to the General Partner to receive in respect of each Fiscal Year a sum equal to ten percent (10%) per annum (determined on the basis of a year of 365 days, for the actual number of days occurring in the period for which the General Partner Preferred Return on Initial Capital is being determined, cumulative to the extent not distributed in any quarter pursuant to subsections 2.8(b) or 2.9(b) hereof, but not compounded) of the average daily balance of the General Partner Unreturned Initial Capital from time to time during the period to which the

General Partner Preferred Return on Initial Capital relates. The General Partner Preferred Return on Initial Capital shall commence on the date hereof and shall be payable as provided in this Agreement.

          “General Partner Unreturned Initial Capital” shall mean the General Partner Initial Capital reduced by cash distributions in respect of the General Partner Initial Capital made pursuant to subsection 2.9(d) hereof.

          “Gross Asset Value” shall mean with respect to any asset of the Partnership, the asset’s adjusted basis for federal income tax purposes, except that (i) where an asset has been revalued on the books of the Partnership the Gross Asset Value shall be adjusted to reflect such revaluation, (ii) where an asset has been contributed to the Partnership by a Partner, the Gross Asset Value shall be its fair market value as established by the Partner and (iii) the Gross Asset Value of Partnership assets shall be adjusted to reflect Depreciation taken into account with respect to such assets for purposes of determining Profits or Losses.

          “Interest” means the interest of a Partner in the Partnership representing such Partner’s rights, powers and privileges, as specified in this Agreement, including, without limitation, such Partner’s right to profits, losses, allocations and distributions and such Partner’s right to vote with respect to Partnership matters, and “Percentage Interest” means a Partner’s Interest expressed as a percentage of all Interests.

          “Limited Partner Initial Capital” shall mean the capital contribution made by the Limited Partner pursuant to subsection 2.1(a) hereof.

          “Limited Partner Preferred Return on Initial Capital” shall mean the cumulative right given to the Limited Partner to receive in respect of each Fiscal Year a sum equal to ten percent (10%) per annum (determined on the basis of a year of 365 days, for the actual number of days occurring in the period for which the Limited Partner Preferred Return on Initial Capital is being determined, cumulative to the extent not distributed in any quarter pursuant to subsections 2.8(a) or 2.9(a) hereof, but not compounded) of the average daily balance of the Limited Partner Unreturned Initial Capital from time to time during the period to which the Limited Partner Preferred Return on Initial Capital relates. The Limited Partner Preferred Return on Initial Capital shall commence on the date hereof and shall be payable as provided in this Agreement.

          “Limited Partner Unreturned Initial Capital” shall mean the Limited Partner Initial Capital reduced by cash distributions in respect of the Limited Partner Initial Capital made pursuant to subsection 2.9(c) hereof.

          “Minimum Gain” shall mean and refer to, at any time, with respect to all nonrecourse liabilities of the Partnership (within the meaning of Treasury Regulation §1.704-2(b)(3)) the aggregate amount of gain (of whatever character), if any, that would be realized by the Partnership if it disposed of (in a taxable transaction) all Partnership property subject to such liabilities in full satisfaction thereof, and as further defined in Treasury Regulation §1.704-2(d).

          “Net Cash From Operations” shall mean the gross cash proceeds from the ownership or operation of the Real Property (excluding capital contributions) less the portion thereof used to pay or establish reserves for all Partnership expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the Partners. Net Cash From Operations shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but shall be increased by any reductions to reserves previously established.

          “Net Cash from Sales or Refinancings” shall mean the net cash proceeds from all sales or other dispositions of the Real Property (other than in the ordinary course of business) and all proceeds realized by the Partnership upon any refinancing of Partnership indebtedness, less (i) expenses incident to such refinancing and satisfaction of any indebtedness being refinanced, and (ii) any portion thereof used to establish reserves, all as determined by the Partners. “Net Cash from Sales or Refinancings” shall include all principal and interest payments with respect to any note or other obligation received by the Partnership in connection with any sales and other dispositions of the Real Property.

          “Nonrecourse Deductions” shall have the meaning set forth in Treasury Regulation §1.704-2(b)(1).

          “Partner Minimum Gain” shall mean an amount determined by computing with respect to each Partner Nonrecourse Debt, the Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a nonrecourse liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

          “Partner Nonrecourse Debt” shall mean nonrecourse indebtedness of the Partnership with respect to which any Partner has a direct or indirect risk of loss, as more fully defined in Treasury Regulation §1.704-2(b)(4).

          “Partner Nonrecourse Deduction” shall mean, for each Fiscal Year, the Partnership deductions which are attributable to Partner Nonrecourse Debt and are characterized as “partner nonrecourse deductions” under Treasury Regulation Section 1.704-2(i)(l).

          “Partners” means the General Partner and the Limited Partner.

          “Partnership” means the limited partnership which is the subject of this Agreement, as such limited partnership may from time to time be constituted.

          “Person” means and includes individuals, corporations, partnerships, trusts, associations, joint ventures, limited liability companies, estates and other entities, whether or not legal entities, and governments and agencies and political subdivisions thereof, whether domestic or foreign.

          “Profits” and “Losses” shall mean, for each Fiscal Year or other period, an amount equal to the Partnership’s taxable income or loss for such year or period, as computed for federal income tax purposes and determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(l) of the Code shall be included in taxable income or loss), with the following adjustments:

                    (a)      Any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

                    (b)      Any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Treasury Regulation §1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or loss;

                    (c)      Gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

                    (d)      In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, Depreciation shall be taken into account for such Fiscal Year or other period in computing taxable income or loss;

                    (e)      Notwithstanding any other provision of this definition, Nonrecourse, Deductions, Partner Nonrecourse Deductions and any items of income, gain, loss or deduction which are specially allocated pursuant to Section 2.5 hereof, shall not be taken into account in computing taxable income or loss; and

                    (f)      In any case where, in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f) Partnership property is revalued on the books of the Partnership to reflect its fair market value, the amount of such revaluation (to the extent not previously taken into account) shall be taken into account as gain or loss from a taxable disposition of such property for purposes of computing taxable income or loss.

          “Tax Matters Partner” means the tax matters partner as defined in Code Section 6231(a)(7).

          “Transfer” means to sell, assign, transfer, give, donate, pledge, deposit, alienate, bequeath, devise or otherwise dispose of or encumber to any Person other than the Partnership.

          “Treasury Regulations” or “Regulations” shall mean pronouncements, as amended from time to time, or their successor pronouncements, which clarify, interpret and apply the provisions of the Code, and which are designated as “Treasury Regulations” by the United States Department of the Treasury.

          8.2.     Rules of Construction. Unless the context otherwise requires, references to the plural shall include the singular and the singular shall include the plural, and the words “hereof,” “herein,” “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provisions of this Agreement. Any use of the masculine, feminine or neuter herein shall be deemed to include a reference to each other gender.

ARTICLE 9 MISCELLANEOUS

9.1. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to the conflict of laws provisions of said jurisdiction.

9.2. Entire Agreement. This Agreement represents the entire agreement between the parties in respect of its subject matter and supersedes all prior agreements, arrangements and understandings between the parties relating to the subject matter hereto.

9.3. Binding Effect. Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the Partners and their respective successors, heirs, and to the extent permitted, transfers and assigns.

9.4. Additional Documents. Each Partner, upon the request of the General Partner, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

9.5. Waiver of Action for Partition. Each of the Partners irrevocably waives any right that it may have to maintain any action for partition with respect to any of the Partnership property.

9.6. Headings. The descriptive headings herein are inserted for convenience only and do not constitute part of this Agreement.

9.7. Notice. Notices to the Partners shall be deemed sufficiently given if delivered by hand, mailed by certified mail, return receipt requested, postage prepaid, to the addresses provided in writing by any Partner to the other Partner or mailed via any reliable overnight courier service.

9.8. Non-Recourse. No recourse shall be had for any obligation of Brandywine Realty Trust against any past, present or future trustee, shareholder, officer or employee thereof.

9.9. Execution of Documents. The Partners agree that they shall execute such instruments as may be necessary or appropriate to carry out the terms of this Agreement and the actions contemplated thereby.

9.10. Time is of Essence. Time is of the essence in the performance of this Agreement.

9.11. Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement.

9.12. Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.

(signature page follows)

          IN WITNESS WHEREOF, and intending to be legally bound, the parties have executed this Agreement as of the day first above written.

General Partner:
BRANDYWINE GRANDE B L.L.C.

/s/ Gerard H. Sweeney
	By:	Gerard H. Sweeney
:	Title	President and Chief Executive Officer

Limited Partner:
BRANDYWINE OPERATING PARTNERSHIP, L.P.

	By:	BRANDYWINE REALTY TRUST,
Its General Partner

/s/ Gerard H. Sweeney
	By:	Gerard H. Sweeney
	Title:	President and Chief Executive Officer